ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

March 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F St., NE

Washington, D.C. 20549

Re:	Altamira Therapeutics Ltd.
Withdrawal of Request for Acceleration
Registration Statement on Form F-1 (File No. 333-269823)

Ladies and Gentlemen:

On March 17, 2023, ThinkEquity LLC, as representative of the underwriters, requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00PM on Tuesday, March 21, 2023 or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking